SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: November 14, 2024

Semi-annual Securities Report

For the six months ended September 30, 2024

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On November 14, 2024, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Semi-annual Securities Report (Hanki Houkokusho) for the six months ended September 30, 2024 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Semi-annual Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2023	Six months ended September 30, 2024	Fiscal year ended March 31, 2024

Sales and financial services revenue	5,792,275	5,917,246	13,020,768

Operating income	516,051	734,183	1,208,831

Income before income taxes	533,629	767,114	1,268,662

Net income attributable to Sony Group Corporation’s stockholders	417,650	570,134	970,573

Comprehensive income attributable to Sony Group Corporation’s stockholders	584,604	365,683	1,247,301

Equity attributable to Sony Group Corporation’s stockholders	7,122,456	7,708,972	7,587,177

Total assets	32,968,793	34,280,701	34,107,490

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	67.70	93.84	157.66

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	67.48	93.53	157.14

Ratio of stockholders’ equity to total assets at end of the period (%)	21.6	22.5	22.2

Net cash provided by (used in) operating activities	115,031	616,289	1,373,213

Net cash used in investing activities	(335,068)	(644,930)	(818,886)

Net cash provided by financing activities	301,820	(126,974)	(210,709)

Cash and cash equivalents at end of the period	1,626,514	1,728,710	1,907,113

Notes:

1.

Sony’s condensed semi-annual consolidated financial statements are prepared in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed semi-annual consolidated financial statements. Therefore parent-only selected financial data is not presented.
5.

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen) and net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2024.

As of September 30, 2024, the Company had 1,724 subsidiaries and 156 affiliated companies, of which 1,685 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 144 associates and joint ventures.

II	State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2024. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All financial information is presented based on IFRS Accounting Standards. “Sales and Financial Services revenue” (“sales”) in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Yen in billions)
	Six months ended September 30
Consolidated	2023	2024
Sales	5,792.3	5,917.2
Operating income	516.1	734.2
Income before income taxes	533.6	767.1
Net income attributable to Sony Group Corporation’s stockholders	417.7	570.1
Adjusted OIBDA*	822.0	1,081.4
Adjusted EBITDA*	832.6	1,068.5

	(Yen in billions)
	Six months ended September 30
Sony without Financial Services*	2023	2024
Sales	5,014.7	5,540.9
Operating income	445.9	638.5
Income before income taxes	513.5	671.4
Net income attributable to Sony Group Corporation’s stockholders	418.5	501.9
Adjusted OIBDA*	737.9	972.1
Adjusted EBITDA*	798.5	959.1

*

Adjusted OIBDA (Operating Income Before Depreciation and Amortization), Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. For the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA, please refer to “Regarding Adjusted OIBDA and Adjusted EBITDA” below (the same applies below). For details about the preparation of the Financial Statements for Sony without Financial Services, please refer to “Information on Operations Separating Out the Financial Services segment” below (the same applies below).

Sales for the six months ended September 30, 2024 (“the current six months”) increased 125.0 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 5 trillion 917.2 billion yen. This increase was mainly due to significant increases in sales in the Game & Network Services (“G&NS”), Imaging & Sensing Solutions (“I&SS”), and Music segments, partially offset by a significant decrease in sales in the Financial Services segment.

Operating income for the current six months increased 218.1 billion yen year-on-year to 734.2 billion yen. This significant increase was primarily due to significant increases in operating income in the G&NS, I&SS and Financial Services segments, as well as an increase in operating income in the Music segment.

Operating income for the same period of the previous fiscal year included the following:

•	Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method: 6.0 billion yen (Music segment)

The share of profit (loss) of investments accounted for using the equity method for the current six months, recorded within operating income, was a loss of 1.0 billion yen, compared to a profit of 7.6 billion yen in the same period of the previous fiscal year. This deterioration was primarily due to a deterioration in the share of profit (loss) of investments accounted for using the equity method in All Other.

The net effect of financial income and expenses was income of 32.9 billion yen, an increase of 15.4 billion yen year-on-year. This significant increase was primarily due to an increase in unrealized gains mainly on Sony’s shares of Spotify Technology S.A., partially offset by a deterioration in foreign exchange gains and losses. For details, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 5. Financial instruments.”

Income before income taxes increased 233.5 billion yen year-on-year to 767.1 billion yen.

During the current six months, Sony recorded 191.5 billion yen of income tax expense, resulting in an effective tax rate of 25.0%, which was higher than the effective tax rate of 21.5% in the same period of the previous fiscal year. This higher tax rate was mainly due to the impact of a higher Japanese tax rate resulting mainly from a decrease in the allowable deduction rate for tax credits and the absence of the reversal of liabilities for uncertain tax positions recorded in the same period of the previous fiscal year.

Net income attributable to Sony Group Corporation’s stockholders increased 152.5 billion yen year-on-year to 570.1 billion yen.

Adjusted OIBDA for the current six months increased 259.4 billion yen year-on-year to 1 trillion 81.4 billion yen. This significant increase was mainly due to significant increases in Adjusted OIBDA in the G&NS, I&SS, Music and Financial Services segments. Adjusted EBITDA for the current six months increased 235.9 billion yen year-on-year to 1 trillion 68.5 billion yen, mainly due to the same factors affecting Adjusted OIBDA.

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Sales increased 210.5 billion yen year-on-year to 1 trillion 936.4 billion yen. This significant increase in sales was mainly due to the impact of foreign exchange rates, an increase in sales of non-first-party game software titles including add-on content, as well as an increase in sales from Network Services, mainly from PlayStation®Plus. These factors were partially offset by a decrease in sales of hardware due to a decrease in unit sales. Operating income increased 106.0 billion yen year-on-year to 204.1 billion yen. This significant increase in operating income was mainly due to the impact of the above-mentioned increase in Network Services sales, an improvement in hardware profitability, and an increase in sales of first-party game software titles. Adjusted OIBDA increased significantly 105.7 billion yen year-on-year to 264.6 billion yen due to the same factors affecting operating income.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales increased 123.3 billion yen year-on-year to 890.2 billion yen. This significant increase in sales was primarily due to the impact of foreign exchange rates, an increase in revenues from merchandising, live events and licensing in Recorded Music, as well as an increase in revenues from streaming services in Recorded Music and Music Publishing. Operating income increased 21.9 billion yen year-on-year to 176.3 billion yen. This increase in operating income was primarily due to the impact of the above-mentioned increases in sales for Recorded Music and Music Publishing as well as the positive impact of foreign exchange rates, partially offset by an increase in selling, general and administrative expenses as well as the absence of a remeasurement gain recorded in the same period of the previous fiscal year resulting from the consolidation of a company previously accounted for using the equity method (6.0 billion yen). Adjusted OIBDA increased 39.5 billion yen year-on-year to 219.4 billion yen, mainly due to the same factors affecting operating income, excluding the above-mentioned remeasurement gain.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 26.9 billion yen, a 4% decrease year-on-year (an 11% decrease on a U.S. dollar basis), to 693.1 billion yen. This significant decrease on a U.S. dollar basis was primarily due to lower series deliveries in Television Productions in the current six months, in part due to production delays related to the strikes in Hollywood in the previous fiscal year, and lower revenues from films released theatrically in the current six months. These decreases in sales were partially offset by higher revenues for Crunchyroll, mainly due to paid subscriber growth, as well as the impact of the acquisition of Alamo Drafthouse Cinema. Operating income decreased 15.6 billion yen, a 34% decrease year-on-year (a 38% decrease on a U.S. dollar basis), to 29.8 billion yen. This significant decrease in operating income on a U.S. dollar basis was primarily due to the impact of the above-mentioned decrease in sales and higher programming and marketing costs in the India business in Media Networks, partially offset by lower marketing costs for theatrical releases in the current fiscal year. Adjusted OIBDA decreased by 10.7 billion yen, a 15% decrease year-on-year (a 21% decrease on a U.S. dollar basis), to 60.3 billion yen, mainly due to the same factors affecting operating income.

Entertainment, Technology & Services (ET&S)

Sales increased 35.4 billion yen year-on-year to 1 trillion 220.7 billion yen. This increase in sales was primarily due to the impact of foreign exchange rates, partially offset by a decrease in sales of televisions resulting from lower unit sales. Operating income increased 17.6 billion yen year-on-year to 134.2 billion yen, primarily due to the positive impact of foreign exchange rates and reductions in operating expenses. Adjusted OIBDA increased 17.7 billion yen year-on-year to 186.1 billion yen, primarily due to the same factors affecting operating income.

Imaging & Sensing Solutions (I&SS)

Sales increased 190.0 billion yen year-on-year to 889.0 billion yen. This significant increase in sales was mainly due to an increase in sales of image sensors for mobile products resulting from an increase in unit sales and an improvement in product mix, as well as the impact of foreign exchange rates. Operating income increased 70.0 billion yen year-on-year to 129.1 billion yen. This significant increase was mainly due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates, partially offset by an increase in manufacturing costs as well as an increase in depreciation and amortization expenses. Adjusted OIBDA increased 89.9 billion yen year-on-year to 267.1 billion yen, mainly due to the same factors affecting operating income, excluding the above-mentioned increase in depreciation and amortization expenses.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Financial services revenue decreased 400.0 billion yen year-on-year to 385.3 billion yen, mainly due to a significant decrease in revenue at Sony Life. Revenue at Sony Life decreased 413.0 billion yen year-on-year to 252.0 billion yen, mainly due to a deterioration in net gains and losses on investments related to market fluctuations for both the general account and the separate accounts. Operating income increased 25.5 billion yen year-on-year to 95.7 billion yen. This significant increase in operating income was mainly due to a significant increase in operating income at Sony Life. Operating income at Sony Life increased 26.5 billion yen year-on-year to 82.3 billion yen, mainly due to the improvement in net gains and losses related to market fluctuations for minimum guarantees for variable life insurance and other products, partially offset by a decrease in gains on the sale of bonds. Adjusted OIBDA increased 25.2 billion yen year-on-year to 109.3 billion yen due to the same factors affecting operating income.

Financial Segment Separate Business Performance Information

The following table shows the condensed semi-annual income statement for the Financial Services segment and the condensed semi-annual income statement for Sony’s consolidated financial statements excluding the Financial Services segment. Although these condensed semi-annual income statements are not prepared in accordance with IFRS Accounting Standards, which is used to prepare Sony’s consolidated financial statements, Sony believes that such comparative presentations will facilitate an understanding and analysis of the consolidated financial statements due to the nature of the Financial Services segment and Sony’s other segments. Please note that the figures for the Financial Services segment and Sony’s consolidated financial statements excluding the Financial Services segment below include transactions between the two segments, and the figures for Sony’s consolidated financial statements are those that reflect the elimination of these transactions.

Condensed Semi-annual Statements of Income

	Yen in millions

	Six months ended September 30

	Financial Services		Sony without Financial Services		Consolidated

	2023	2024	2023	2024	2023	2024

Sales	-	-	5,014,696	5,540,878	5,011,555	5,536,585
Financial services revenue	785,326	385,282	-	-	780,720	380,661

Total sales and financial services revenue	785,326	385,282	5,014,696	5,540,878	5,792,275	5,917,246
Cost of sales	-	-	3,598,406	3,833,629	3,591,985	3,829,040
Selling, general and administrative	-	-	990,379	1,080,552	993,668	1,080,851
Financial services expenses	714,882	289,486	-	-	710,276	284,865
Other operating (income) expense, net	249	144	(12,371)	(12,790)	(12,122)	(12,644)

Total costs and expenses	715,131	289,630	4,576,414	4,901,391	5,283,807	5,182,112
Share of profit (loss) of investments accounted for using the equity method	-	69	7,583	(1,020)	7,583	(951)

Operating income	70,195	95,721	445,865	638,467	516,051	734,183
Financial income (expenses), net	-	-	67,612	32,931	17,578	32,931

Income before income taxes	70,195	95,721	513,477	671,398	533,629	767,114
Income taxes	20,754	27,496	93,777	163,966	114,531	191,461

Net income	49,441	68,225	419,700	507,432	419,098	575,653
Net income of Financial Services	49,144	68,225	-	-	-	-

Net income of Sony without Financial Services	-	-	418,548	501,913	-	-

Net income attributable to Sony Group Corporation’s stockholders	-	-	-	-	417,650	570,134

Net income attributable to noncontrolling interests	297	-	1,152	5,519	1,448	5,519

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets – the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense – Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets – the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS Accounting Standards for the six months ended September 30, 2023 and 2024, respectively.

	(Yen in billions)
	Six months ended September 30
	2023	2024
Game & Network Services (G&NS)
Operating income	98.1	204.1
Depreciation and amortization expense *	60.9	60.6
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	158.9	264.6

Music
Operating income	154.4	176.3
Depreciation and amortization expense *	31.6	43.2
(Profit) / loss amount that Sony deems non-recurring **	(6.0)	-
Adjusted OIBDA	180.0	219.4

Pictures
Operating income	45.4	29.8
Depreciation and amortization expense *	25.6	30.5
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	71.0	60.3

Entertainment, Technology & Services (ET&S)
Operating income	116.7	134.2
Depreciation and amortization expense *	51.8	51.9
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	168.4	186.1

Imaging & Sensing Solutions (I&SS)
Operating income	59.1	129.1
Depreciation and amortization expense *	118.1	138.0
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	177.2	267.1

All Other, Corporate and elimination
Operating loss	(27.8)	(34.9)
Depreciation and amortization expense *	10.2	9.4
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	(17.6)	(25.5)

Sony without Financial Services *[1]
Operating income	445.9	638.5
Depreciation and amortization expense *	298.1	333.6
(Profit) / loss amount that Sony deems non-recurring **	(6.0)	-
Adjusted OIBDA	737.9	972.1

Financial Services *[1]
Operating income	70.2	95.7
Depreciation and amortization expense *	13.9	13.6
(Profit) / loss amount that Sony deems non-recurring **	-	-
Adjusted OIBDA	84.1	109.3

Consolidated *[1]
Operating income	516.1	734.2
Depreciation and amortization expense *	312.0	347.2
(Profit) / loss amount that Sony deems non-recurring **	(6.0)	-
Adjusted OIBDA	822.0	1,081.4

*1

Transactions between the Financial Services segment and Sony without Financial Services are included in those respective figures but are eliminated in the consolidated figures. Because such eliminations are included in Corporate and elimination in full in the above chart, the figures for Sony without Financial Services differ from the sum of the figures for all segments excluding the Financial Services segment.

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS Accounting Standards to Adjusted EBITDA for the six months ended September 30, 2023 and 2024, respectively.

	Consolidated		Sony without Financial Services

	(Yen in billions)		(Yen in billions)

	Six months ended September 30		Six months ended September 30

	2023	2024	2023	2024

Net income attributable to Sony Group Corporation’s stockholders	417.7	570.1	418.5	501.9
Net income attributable to noncontrolling interests	1.4	5.5	1.2	5.5
Income taxes	114.5	191.5	93.8	164.0
Interest expenses (income), net, recorded in Financial income and Financial expense	2.6	1.3	2.6	1.3
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	(9.6)	(47.2)	(9.6)	(47.2)
Depreciation and amortization expense*	312.0	347.2	298.1	333.6
(Profit) / loss amount that Sony deems non-recurring**	(6.0)	-	(6.0)	-

Adjusted EBITDA	832.6	1,068.5	798.5	959.1

*   Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.

**  The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the six months ended September 30, 2023 and 2024.

	Consolidated		Sony without Financial Services

	(Yen in billions)		(Yen in billions)

	Six months ended September 30		Six months ended September 30

	2023	2024	2023	2024

(Profit) / loss amount that Sony deems non-recurring
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	(6.0)	-	(6.0)	-

Total	(6.0)	-	(6.0)	-

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 25, 2024. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2024, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

During the current six months, the average rates of the yen were 152.6 yen against the U.S. dollar and 165.8 yen against the euro, which were 11.9 yen and 12.6 yen weaker year-on-year, respectively.

For the current six months, sales were 5 trillion 917.2 billion yen, an increase of 2% year-on-year, while on a constant currency basis, sales decreased approximately 4% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of the G&NS, Entertainment, Technology & Services (“ET&S”) and I&SS segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Yen in billions)
		Six months ended September 30		Impact of changes in foreign exchange rates
		2023	2024
G&NS	Sales	1,726.0	1,936.4	+118.7
	Operating income	98.1	204.1	+5.7
ET&S	Sales	1,185.3	1,220.7	+61.7
	Operating income	116.7	134.2	+13.6
I&SS	Sales	699.1	889.0	+66.6
	Operating income	59.1	129.1	+44.3

In addition, sales for the Music segment increased 16% year-on-year to 890.2 billion yen, an approximate 9% increase on a constant currency basis. In the Pictures segment, sales decreased 4% year-on-year to 693.1 billion yen, an approximate 11% decrease on a U.S. dollar basis. As most of the operations in the Financial Services segment are based in Japan, management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the current six months. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the current six months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s condensed semi-annual consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash inflow from operating activities during the current six months was 616.3 billion yen, an increase of 501.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 572.2 billion yen, compared to a net cash outflow of 73.7 billion yen in the same period of the previous fiscal year. This change was mainly due to a smaller increase in trade receivables, contract assets and inventories, as well as a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).

The Financial Services segment had a net cash inflow of 44.1 billion yen, a decrease of 194.7 billion yen year-on-year. This decrease was mainly due to a year-on-year increase in investments in the Financial Services segment.

Investing Activities: During the current six months, Sony used 644.9 billion yen of net cash in investing activities, an increase of 309.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 630.2 billion yen net cash outflow, an increase of 304.6 billion yen year-on-year. This increase was mainly due to a larger year-on-year increase in payments for purchases of businesses and other, as well as a larger year-on-year increase in payments for purchases of property, plant and equipment.

The Financial Services segment used 14.8 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash outflow from financing activities during the current six months was 127.0 billion yen, compared to a net cash inflow of 301.8 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 121.7 billion yen, compared to a net cash inflow of 307.4 billion yen in the same period of the previous fiscal year. This change was mainly due to a year-on-year decrease in the issuance of commercial paper as well as the impact of short-term bank borrowings in the same period of the previous fiscal year.

In the Financial Services segment, there was a 5.2 billion yen net cash outflow, a decrease of 50.3 billion yen year-on-year. This decrease was mainly due to the absence of dividend payments.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of September 30, 2024 was 1 trillion 728.7 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 790.8 billion yen as of September 30, 2024, a decrease of 202.5 billion yen compared with the balance as of March 31, 2024, and an increase of 94.5 billion yen compared with the balance as of September 30, 2023. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 937.9 billion yen as of September 30, 2024, an increase of 24.1 billion yen compared with the balance as of March 31, 2024, and an increase of 7.7 billion yen compared with the balance as of September 30, 2023.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed semi-annual statement of cash flows. The condensed semi-annual statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with IFRS Accounting Standards, which Sony uses to prepare its condensed semi-annual consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed semi-annual consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Semi-annual Statements of Cash Flows

	Yen in millions
	Six months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024

Cash flows from operating activities:
Income (loss) before income taxes	70,195	95,721	513,477	671,398	533,629	767,114
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	13,905	13,622	556,561	535,561	570,466	549,183
Other operating (income) expense, net	249	144	(12,371)	(12,790)	(12,122)	(12,644)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(10,816)	(45,774)	(10,816)	(45,774)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	143	12,697	(246,880)	(59,645)	(253,983)	(45,937)
(Increase) decrease in inventories	-	-	(494,463)	(260,950)	(494,463)	(260,950)
(Increase) decrease in investments and advances in the Financial Services segment	(780,169)	(274,308)	-	-	(780,169)	(274,308)
(Increase) decrease in content assets	-	-	(264,387)	(408,541)	(264,387)	(408,541)
Increase (decrease) in trade payables	(4,668)	18,043	302,093	365,253	304,499	381,785
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	588,156	195,633	-	-	588,156	195,633
Increase (decrease) in deposits from customers in the banking business	284,045	(1,019)	-	-	284,045	(1,019)
Increase (decrease) in borrowings in the life insurance business and the banking business	108,667	(49,911)	-	-	108,667	(49,911)
Increase (decrease) in taxes payable other than income taxes, net	893	(184)	(43,935)	(16,207)	(43,042)	(16,391)
Other	(42,663)	33,655	(373,024)	(196,148)	(415,449)	(161,951)

Net cash provided by (used in) operating activities	238,753	44,093	(73,745)	572,157	115,031	616,289

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(9,518)	(14,694)	(296,566)	(390,925)	(306,074)	(405,568)
Payments for investments and advances (other than Financial Services segment)	-	-	(48,891)	(41,023)	(48,891)	(41,023)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	76,374	33,293	76,374	33,293
Other	(13)	(108)	(56,464)	(231,524)	(56,477)	(231,632)

Net cash provided by (used in) investing activities	(9,531)	(14,802)	(325,547)	(630,179)	(335,068)	(644,930)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(5,725)	(5,456)	392,499	(4,450)	386,774	(9,906)
Dividends paid	(50,037)	-	(49,333)	(54,931)	(49,333)	(54,931)
Other	258	295	(35,809)	(62,342)	(35,621)	(62,137)

Net cash provided by (used in) financing activities	(55,504)	(5,161)	307,357	(121,723)	301,820	(126,974)

Effect of exchange rate changes on cash and cash equivalents	-	-	63,831	(22,788)	63,831	(22,788)

Net increase (decrease) in cash and cash equivalents	173,718	24,130	(28,104)	(202,533)	145,614	(178,403)
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113

Cash and cash equivalents at end of the period	930,211	937,945	696,303	790,765	1,626,514	1,728,710

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 25, 2024. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 25, 2024.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

Research and development costs for the six months ended September 30, 2024 totaled 372.1 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 25, 2024. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,213.4 billion yen in total for Sony Group Corporation, SGTS and SCC as of September 30, 2024. The outstanding amounts under the CP programs, translated into yen, were 50.0 billion yen as of September 30, 2024. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 742.4 billion yen in unused committed lines of credit, as of September 30, 2024. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the six months ended September 30, 2024.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 25, 2024. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 25, 2024

https://www.sec.gov/Archives/edgar/data/313838/000119312524167500/d797371d20f.htm

III	Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

Note:

By resolution of the Company’s Board of Directors meeting held on May 14, 2024, the Articles of Incorporation were partially amended as of October 1, 2024 in connection with a stock split, increasing the total number of shares authorized to be issued by 14,400,000,000 shares to 18,000,000,000 shares.

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the Semi-annual period (September 30, 2024)	As of the filing date of the Semi-annual Securities Report (November 14, 2024)
Common stock	1,248,619,589	6,243,097,945	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	1,248,619,589	6,243,097,945	—	—

 Notes:

1.	As of October 1, 2024, the Company conducted a five-for-one stock split of its common shares, increasing the total number of shares issued by 4,994,478,356 shares to 6,243,097,945 shares.
2.	The Company’s shares of common stock are listed on the Prime Market of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

①Description of Stock Option

Not applicable.

②Other Stock Acquisition Rights

Not applicable.

 Note for readers of this English translation:

The above means that there was no issuance of SARs during the six months ended September 30, 2024.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to September 30, 2024 *1	r12,612	1,248,620	—	881,357	—	1,095,050

Notes:

*1.	The decrease in the total number of shares issued is due to the cancellation of treasury stock as of April 10, 2024.
2.	As of October 1, 2024, the Company conducted a five-for-one stock split of its common shares, increasing the total number of shares issued by 4,994,478 thousand shares to 6,243,098 thousand shares.

v) Status of Major Shareholders

(As of September 30, 2024)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	Akasaka Intercity Air, 1-8-1, Akasaka, Minato-ku, Tokyo	225,888	18.72
Citibank as Depositary Bank for Depositary Receipt Holders *2 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	107,126	8.88
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	87,352	7.24
State Street Bank and Trust Company 505001 *3 (Local Custodian: Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	32,473	2.69
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	27,445	2.27
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	23,142	1.92
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	17,507	1.45
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	17,156	1.42
BNYM as AGT/CLTS Non Treaty JASDEC *3 (Local Custodian: MUFG Bank, Ltd.)	240 Greenwich Street, New York, New York 10286, U.S.A (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	15,966	1.32
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	14,920	1.24
Total	—	568,975	47.14

Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America.

These shareholders are also the nominees for these investors.

4.	As of October 1, 2024, the Company conducted a five-for-one stock split of its common shares, and the number of shares held above represents the number of shares held prior to the stock split.

5.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of September 5, 2024 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held share certificates, etc. of the Company as of August 30, 2024 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2024.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	74,698	5.98

6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of May 18, 2023 and reported that BlackRock Japan Co., Ltd. and 9 joint holders held share certificates, etc. of the Company as of May 15, 2023 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2024.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
BlackRock Japan Co., Ltd. and 9 Joint Holders	93,769	7.43

7.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and 3 joint holders held share certificates, etc. of the Company as of September 30, 2020 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2024.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2024)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	41,687,200	—	—
Shares with full voting rights (Others)	1,205,110,900	12,051,109	—

Shares constituting less than one full unit	1,821,489	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,248,619,589	—	—
Total voting rights held by all shareholders	—	12,051,109	—

 Notes:

1.

As of October 1, 2024, the Company conducted a five-for-one stock split of its common shares, and the number of shares and the number of voting rights above represents the number of shares and the number of voting rights prior to the stock split.

2.

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,800 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 188 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2024)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	41,687,200	—	41,687,200	3.34
Total	—	41,687,200	—	41,687,200	3.34

 Notes:

1.	As of October 1, 2024, the Company conducted a five-for-one stock split of its common shares, and the number of shares held above represents the number of shares held prior to the stock split.
2.

In addition to the 41,687,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

3.	Upon the disposal of treasury shares due to the exercise of SARs from October 1, 2024 to October 31, 2024, the number of shares held decreased by 140,000 shares.

(2) Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2024 to the filing date of this Semi-annual Securities Report (Hanki Houkokusho).

IV Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	March 31, 2024	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents		1,907,113	1,728,710
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 100,551 million yen and 97,842 million yen as of March 31, 2024 and September 30, 2024, respectively)	5	398,153	398,689
Trade and other receivables, and contract assets		2,158,196	2,151,146
Inventories		1,518,644	1,736,206
Other financial assets	5	125,365	107,871
Other current assets		669,335	644,932
Total current assets		6,776,806	6,767,554
Non-current assets:
Investments accounted for using the equity method		423,744	363,296
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,380,365 million yen and 2,374,055 million yen as of March 31, 2024 and September 30, 2024, respectively)	5	18,939,794	18,910,555
Property, plant and equipment		1,522,640	1,533,140
Right-of-use assets		503,395	520,320
Goodwill		1,487,100	1,439,635
Content assets	10	1,928,113	2,188,117
Other intangible assets		615,602	657,703
Deferred tax assets		499,550	450,066
Other financial assets	5	897,341	922,166
Other non-current assets		513,405	528,149
Total non-current assets		27,330,684	27,513,147
Total assets		34,107,490	34,280,701

 (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	March 31, 2024	September 30, 2024
LIABILITIES
Current liabilities:
Short-term borrowings		1,812,605	1,820,735
Current portion of long-term debt	5	217,711	259,487
Trade and other payables		2,064,905	2,280,138
Deposits from customers in the banking business		3,670,567	3,586,639
Income taxes payables		152,074	126,582
Participation and residual liabilities in the Pictures segment		251,743	230,165
Other financial liabilities	5	116,044	102,517
Other current liabilities	6	1,906,396	1,864,774
Total current liabilities		10,192,045	10,271,037
Non-current liabilities:
Long-term debt	5	2,058,117	1,988,609
Defined benefit liabilities		247,583	244,155
Deferred tax liabilities		166,424	195,681
Insurance contract liabilities	6	12,931,995	12,782,773
Participation and residual liabilities in the Pictures segment		206,081	188,045
Other financial liabilities	5	386,761	451,051
Other non-current liabilities		162,379	143,530
Total non-current liabilities		16,159,340	15,993,844
Total liabilities		26,351,385	26,264,881
EQUITY
Sony Group Corporation’s stockholders’ equity:	7
Common stock		881,357	881,357
Additional paid-in capital		1,483,410	1,489,379
Retained earnings		6,002,407	6,366,550
Accumulated other comprehensive income		(376,063)	(558,857)
Treasury stock, at cost		(403,934)	(469,457)
Equity attributable to Sony Group Corporation’s stockholders		7,587,177	7,708,972
Noncontrolling interests		168,928	306,848
Total equity		7,756,105	8,015,820
Total liabilities and equity		34,107,490	34,280,701

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2023	2024
Sales and financial services revenue:	8
Sales		5,011,555	5,536,585
Financial services revenue
Insurance revenue	6	286,427	309,232
Other financial services revenue		494,293	71,429
Total financial services revenue		780,720	380,661
Total sales and financial services revenue		5,792,275	5,917,246
Costs and expenses:
Cost of sales		3,591,985	3,829,040
Selling, general and administrative		993,668	1,080,851
Financial services expenses
Insurance service expenses	6	192,586	215,877
Insurance finance expenses (income)	6	438,325	(17,857)
Other financial services expenses		79,365	86,845
Total financial services expenses		710,276	284,865
Other operating (income) expense, net		(12,122)	(12,644)
Total costs and expenses		5,283,807	5,182,112
Share of profit (loss) of investments accounted for using the equity method		7,583	(951)
Operating income		516,051	734,183
Financial income		40,808	76,479
Financial expenses		23,230	43,548
Income before income taxes		533,629	767,114
Income taxes		114,531	191,461
Net income		419,098	575,653
Net income attributable to
Sony Group Corporation’s stockholders		417,650	570,134
Noncontrolling interests		1,448	5,519

		Yen
		Six months ended September 30
	Note	2023	2024
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		67.70	93.84
– Diluted		67.48	93.53

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2023	2024
Net income		419,098	575,653
Other comprehensive income, net of tax –	7
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(18,004)	(17,112)
Remeasurement of defined benefit pension plans		(452)	(835)
Share of other comprehensive income of investments accounted for using the equity method		317	(1,144)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(695,972)	(215,586)
Cash flow hedges		(302)	(1,416)
Insurance finance income (expenses)		516,779	236,830
Exchange differences on translating foreign operations		363,425	(204,714)
Share of other comprehensive income of investments accounted for using the equity method		4,138	(1,579)
Other		(342)	(76)
Total other comprehensive income, net of tax		169,587	(205,632)
Comprehensive income		588,685	370,021
Comprehensive income attributable to
Sony Group Corporation’s stockholders		584,604	365,683
Noncontrolling interests		4,081	4,338

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income				417,650			417,650	1,448	419,098
Other comprehensive income, net of tax	7				166,954		166,954	2,633	169,587
Total comprehensive income				417,650	166,954		584,604	4,081	588,685
Transfer to retained earnings				1,096	(1,096)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(360)	(144)		7,602	7,098		7,098
Stock-based compensation			6,684				6,684		6,684
Dividends declared				(49,380)			(49,380)	(2,110)	(51,490)
Purchase of treasury stock						(38,664)	(38,664)		(38,664)
Reissuance of treasury stock			1,784			3,288	5,072		5,072
Transactions with noncontrolling interests shareholders and other			8,505				8,505	17,580	26,085
Balance at September 30, 2023		880,365	1,480,420	5,461,664	(448,712)	(251,281)	7,122,456	78,164	7,200,620

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income				570,134			570,134	5,519	575,653
Other comprehensive income, net of tax	7				(204,451)		(204,451)	(1,181)	(205,632)
Total comprehensive income				570,134	(204,451)		365,683	4,338	370,021
Transfer to retained earnings				(21,657)	21,657		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other			0	(1,631)		8,003	6,372		6,372
Stock-based compensation			10,707				10,707		10,707
Dividends declared				(54,965)			(54,965)	(4,220)	(59,185)
Purchase of treasury stock						(202,107)	(202,107)		(202,107)
Reissuance of treasury stock			1			4	5		5
Cancellation of treasury stock			(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other			(3,900)				(3,900)	137,802	133,902
Balance at September 30, 2024		881,357	1,489,379	6,366,550	(558,857)	(469,457)	7,708,972	306,848	8,015,820

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2023	2024
Cash flows from operating activities:
Income before income taxes		533,629	767,114
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		570,466	549,183
Other operating (income) expense, net		(12,122)	(12,644)
Gain on securities, net (other than Financial Services segment)		(10,816)	(45,774)
Share of (profit) loss of investments accounted for using the equity method, net of dividends		(333)	8,361
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(253,983)	(45,937)
Increase in inventories		(494,463)	(260,950)
Increase in investments and advances in the Financial Services segment		(780,169)	(274,308)
Increase in content assets	10	(264,387)	(408,541)
Increase in trade payables		304,499	381,785
Increase in insurance contract liabilities, net of insurance contract assets	6	588,156	195,633
Increase (decrease) in deposits from customers in the banking business		284,045	(1,019)
Increase (decrease) in borrowings in the life insurance business and the banking business		108,667	(49,911)
Decrease in taxes payable other than income taxes, net		(43,042)	(16,391)
Increase in other financial assets and other current assets		(67,148)	(39,565)
Decrease in other financial liabilities and other current liabilities		(80,846)	(78,124)
Income taxes paid		(154,830)	(102,944)
Other		(112,292)	50,321
Net cash provided by operating activities		115,031	616,289

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Six months ended September 30
	Note	2023	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(306,074)	(405,568)
Proceeds from sales of property, plant and equipment and other intangible assets		7,412	6,650
Payments for investments and advances (other than Financial Services segment)		(48,891)	(41,023)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		76,374	33,293
Payments for purchases of businesses and other	10	(67,273)	(266,496)
Proceeds from sales of businesses		-	1,404
Other		3,384	26,810
Net cash used in investing activities		(335,068)	(644,930)
Cash flows from financing activities:
Increase in short-term borrowings, net		447,839	40,649
Proceeds from issuance of long-term debt		9,769	11,085
Payments of long-term debt		(70,834)	(61,640)
Dividends paid		(49,333)	(54,931)
Payments for purchases of treasury stock		(38,664)	(202,107)
Capital contribution from non-controlling interests	10	-	150,804
Other		3,043	(10,834)
Net cash provided by (used in) financing activities		301,820	(126,974)
Effect of exchange rate changes on cash and cash equivalents		63,831	(22,788)
Net increase (decrease) in cash and cash equivalents		145,614	(178,403)
Cash and cash equivalents at beginning of the fiscal year		1,480,900	1,907,113
Cash and cash equivalents at end of the period		1,626,514	1,728,710

 The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Semi-annual Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Semi-annual Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer (“DTC”) streaming services. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed semi-annual consolidated financial statements of Sony have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board (“IASB”).

The condensed semi-annual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2024, since the condensed semi-annual consolidated financial statements do not contain all the information required in the annual consolidated financial statements.

Approval of condensed semi-annual consolidated financial statements

The condensed semi-annual consolidated financial statements were approved by Kenichiro Yoshida, Chairman and Chief Executive Officer and Representative Corporate Executive Officer and Hiroki Totoki, President, Chief Operating Officer and Chief Financial Officer and Representative Corporate Executive Officer on November 14, 2024.

Functional currency and presentation currency

The condensed semi-annual consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed semi-annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed semi-annual consolidated financial statements are prepared based on the same judgements, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2024.

3.	Summary of material accounting policies

The condensed semi-annual consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2024, except as described in “Newly adopted accounting standards and interpretations” below. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

Newly adopted accounting standards and interpretations

Sony adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2025:

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the IASB issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since these amendments only affect disclosures, they have no impact on Sony’s results of operations and financial position.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman and Chief Executive Officer.

The Game & Network Services (“G&NS”) segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Entertainment, Technology & Services (“ET&S”) segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and financial services revenue:

	Yen in millions
	Six months ended September 30
	2023	2024
Sales and financial services revenue:
Game & Network Services -
Customers	1,685,140	1,878,486
Intersegment	40,836	57,955

Total	1,725,976	1,936,441
Music -
Customers	755,116	879,726
Intersegment	11,829	10,493

Total	766,945	890,219
Pictures -
Customers	717,525	689,946
Intersegment	2,477	3,196

Total	720,002	693,142
Entertainment, Technology & Services -
Customers	1,166,506	1,199,891
Intersegment	18,817	20,783

Total	1,185,323	1,220,674
Imaging & Sensing Solutions -
Customers	645,133	843,077
Intersegment	53,923	45,970

Total	699,056	889,047
Financial Services -
Customers	780,720	380,661
Intersegment	4,606	4,621

Total	785,326	385,282
All Other -
Customers	36,820	39,488
Intersegment	6,898	5,491

Total	43,718	44,979
Corporate and elimination	(134,071)	(142,538)

Consolidated total	5,792,275	5,917,246

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Six months ended September 30
	2023	2024
Operating income (loss):
Game & Network Services	98,062	204,058
Music	154,377	176,253
Pictures	45,409	29,783
Entertainment, Technology & Services	116,679	134,238
Imaging & Sensing Solutions	59,092	129,059
Financial Services	70,195	95,721
All Other	4,544	(5,208)

Total	548,358	763,904
Corporate and elimination	(32,307)	(29,721)

Consolidated operating income	516,051	734,183

Financial income	40,808	76,479
Financial expenses	(23,230)	(43,548)

Consolidated income before income taxes	533,629	767,114

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Six months ended September 30
	2023	2024
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	735	281
Music	2,356	2,478
Pictures	(143)	(451)
Entertainment, Technology & Services	249	578
Imaging & Sensing Solutions	(1,359)	(991)
Financial Services	-	69
All Other	5,745	(2,915)

Consolidated total	7,583	(951)

	Yen in millions
	Six months ended September 30
	2023	2024
Depreciation and amortization:
Game & Network Services	62,111	68,014
Music	35,746	51,297
Pictures	280,267	218,701
Entertainment, Technology & Services	51,758	51,892
Imaging & Sensing Solutions	118,062	138,031
Financial Services	13,905	13,622
All Other	2,210	2,611

Total	564,059	544,168
Corporate and elimination	6,407	5,015

Consolidated total	570,466	549,183

Sales to customers by product category:

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
	2023	2024
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	788,442	991,776
Network Services	258,386	320,125
Hardware and Others	638,312	566,585

Total	1,685,140	1,878,486

Music
Recorded Music – Streaming	338,745	386,134
Recorded Music – Others	152,766	203,381
Music Publishing	157,864	188,207
Visual Media and Platform	105,741	102,004

Total	755,116	879,726

Pictures
Motion Pictures	254,713	283,855
Television Productions	277,616	195,013
Media Networks	185,196	211,078

Total	717,525	689,946

Entertainment, Technology & Services
Televisions	296,984	290,571
Audio and Video	198,249	194,876
Still and Video Cameras	321,077	353,625
Mobile Communications	160,136	154,995
Other	190,060	205,824

Total	1,166,506	1,199,891

Imaging & Sensing Solutions	645,133	843,077
Financial Services	780,720	380,661
All Other	36,820	39,488
Corporate	5,315	5,971

Consolidated total	5,792,275	5,917,246

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Geographic Information:

Sales and financial services revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
	2023	2024
Sales and financial services revenue:
Japan	1,387,831	993,295
United States	1,650,968	1,893,264
Europe	1,152,464	1,130,854
China	473,545	618,886
Asia-Pacific	726,010	810,803
Other Areas	401,457	470,144

Total	5,792,275	5,917,246

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and financial services revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales or financial services revenue with any single major external customer for the six months ended September 30, 2023 and 2024.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or the discounted cash flow method and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and the discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in the discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in the discounted cash flow method. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or the discounted cash flow method. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy. On the other hand, if significant unobservable inputs are used in the models, such instruments are classified within Level 3.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2024 is as follows:

	Yen in millions
	March 31, 2024
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	423,129	-	423,129	-	-	423,129	-
Japanese local government bonds	-	1,846	-	1,846	-	-	1,846	-
Japanese corporate bonds	-	27,296	20	27,316	-	-	27,296	20
Foreign government bonds	39,363	192,325	-	231,688	-	-	231,688	-
Foreign corporate bonds	-	11,981	2,933	14,914	-	-	11,981	2,933
Investment funds	-	552,017	67,355	619,372	-	-	599,937	19,435
Equity securities	3,451,655	8,146	9,434	3,469,235	-	-	3,210,296	258,939
Derivative assets
Interest rate contracts	-	49,619	-	49,619	-	1,009	-	48,610
Foreign exchange contracts	-	20,425	-	20,425	-	18,774	-	1,651
Equity contracts	-	-	2,379	2,379	-	2,379	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	1,021,309	-	1,021,309	4,302	-	1,017,007	-
Japanese local government bonds	-	13,945	-	13,945	5,310	-	8,635	-
Japanese corporate bonds	-	3,302	-	3,302	3,302	-	-	-
Foreign government bonds	-	39,472	-	39,472	7,390	-	32,082	-
Foreign corporate bonds	-	159,158	5,923	165,081	49,578	-	115,503	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	7,057,395	-	7,057,395	300	-	7,057,095	-
Japanese local government bonds	-	48,712	-	48,712	550	-	48,162	-
Japanese corporate bonds	-	743,804	138,848	882,652	11,414	-	871,238	-
Foreign government bonds	-	1,221,208	-	1,221,208	-	-	1,221,068	140
Foreign corporate bonds	-	266,362	34,757	301,119	28,363	-	272,756	-
Securitized products	-	60,565	22,008	82,573	-	-	82,573	-
Financial assets designated to be measured at FVOCI
Equity securities	67,834	-	249,181	317,015	-	-	7,305	309,710

Total assets	3,558,852	11,922,016	532,838	16,013,706	110,509	22,162	15,239,597	641,438

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	6,450	-	6,450	406	6,044
Foreign exchange contracts	-	17,493	-	17,493	16,297	1,196
Equity contracts	3,428	1,916	-	5,344	5,344	-
Contingent consideration	-	-	50,343	50,343	26,193	24,150
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	54,028	54,028	-	54,028

Total liabilities	3,428	25,859	104,371	133,658	48,240	85,418

	Yen in millions
	September 30, 2024
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	415,343	-	415,343	-	-	415,343	-
Japanese local government bonds	-	1,243	-	1,243	-	-	1,243	-
Japanese corporate bonds	-	23,775	30	23,805	-	-	23,775	30
Foreign government bonds	41,030	180,888	-	221,918	-	-	221,918	-
Foreign corporate bonds	-	19,843	2,764	22,607	-	-	19,843	2,764
Investment funds	-	604,723	63,471	668,194	-	-	649,817	18,377
Equity securities	3,797,179	6,903	9,801	3,813,883	-	-	3,485,635	328,248
Derivative assets
Interest rate contracts	346	39,727	-	40,073	-	979	-	39,094
Foreign exchange contracts	-	27,954	-	27,954	-	25,248	-	2,706
Equity contracts	789	-	2,242	3,031	-	3,031	-	-
Other	554	-	-	554	-	554	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	874,799	-	874,799	5,996	-	868,803	-
Japanese local government bonds	-	10,716	-	10,716	8,713	-	2,003	-
Japanese corporate bonds	-	2,000	-	2,000	2,000	-	-	-
Foreign government bonds	-	32,066	-	32,066	1,377	-	30,689	-
Foreign corporate bonds	-	112,190	5,871	118,061	25,445	-	92,616	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	6,678,207	-	6,678,207	300	-	6,677,907	-
Japanese local government bonds	-	43,115	-	43,115	7,218	-	35,897	-
Japanese corporate bonds	-	699,488	122,791	822,279	12,978	-	809,301	-
Foreign government bonds	-	1,250,342	-	1,250,342	-	-	1,250,205	137
Foreign corporate bonds	-	355,373	47,262	402,635	27,644	-	374,991	-
Securitized products	-	67,631	23,062	90,693	-	-	90,693	-
Financial assets designated to be measured at FVOCI
Equity securities	41,332	-	285,329	326,661	-	-	6,911	319,750

Total assets	3,881,230	11,446,326	562,623	15,890,179	91,671	29,812	15,057,590	711,106

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	9,789	-	9,789	540	9,249
Foreign exchange contracts	-	24,991	-	24,991	23,656	1,335
Equity contracts	3,264	422	16,646	20,332	3,686	16,646
Other	450	-	-	450	450	-
Contingent consideration	-	-	24,607	24,607	10,138	14,469
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	48,793	48,793	1,488	47,305

Total liabilities	3,714	35,202	90,046	128,962	39,958	89,004

Transfers of debt securities from Level 2 to Level 1 were 2,384 million yen and 2,305 million yen for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 830 million yen and 3,444 million yen for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024, respectively, as quoted prices in active markets for certain debt securities became unavailable.

Transfers of equity securities from Level 2 to Level 1 were 1,481 million yen for the six months ended September 30, 2024, as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the fiscal year ended March 31, 2024.

Previously, the amount of transfers was calculated by assuming that transfers between levels occurred at the beginning of each quarterly consolidated accounting period. However, from the interim consolidated accounting period of the fiscal year ending March 31, 2025, the calculation of the amount of transfers has been changed to assume that transfers between levels occurred at the beginning of the interim consolidated accounting period. The amount of transfers between levels for the fiscal year ended March 31, 2024 is also calculated assuming that transfers between levels occurred at the beginning of the interim consolidated accounting period.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony, which reflect costs to be paid to Sony’s artists and distributed labels as well as the changes in the fair value of derivatives utilized to hedge exposure to market fluctuation risk, are included in financial income (expenses) in the condensed semi-annual consolidated statements of income.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2024	September 30, 2024
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread	27bp-72bp	33bp-69bp
Securitized products			90bp-170bp	90bp-170bp

* bp = basis point

The decrease (increase) in fair value is the result of a rise (decline) of credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the six months ended September 30, 2023 and 2024 are as follows:

	Yen in millions
	Six months ended September 30, 2023
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3 *4*5	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	38	-	-	-	(18)	-	-	(20)	-
Foreign corporate bonds	3,377	314	-	12	-	-	-	(217)	3,486
Investment funds	60,796	3,693	648	5,599	(3,327)	-	-	-	67,409
Equity securities	6,789	638	1	1,054	-	-	-	-	8,482
Derivative assets
Equity contracts	4,692	-	568	-	-	-	-	-	5,260
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,541	378	-	1,740	-	-	-	-	5,659
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	171,622	4	(22,355)	-	-	-	-	-	149,271
Foreign corporate bonds	24,672	993	58	16,362	(5,360)	-	(1,487)	-	35,238
Securitized products	40,591	1,349	18	4,758	(9,168)	-	(3,568)	-	33,980
Financial assets designated to be measured at FVOCI
Equity securities	324,028	-	28,453	3,261	(72,008)	-	(50)	446	284,130
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	51,512	38	5,814	956	(5,108)	-	-	-	53,212
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	47,326	(918)	4,638	1,337	(528)	-	-	-	51,855

	Yen in millions
	Six months ended September 30, 2024
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3 *4*5	Other *6	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	20	-	-	30	-	-	-	(20)	30
Foreign corporate bonds	2,933	(169)	-	-	-	-	-	-	2,764
Investment funds	67,355	363	(384)	4,640	(8,503)	-	-	-	63,471
Equity securities	9,434	(271)	(1)	1,060	(421)	-	-	-	9,801
Derivative assets
Equity contracts	2,379	-	(137)	-	-	-	-	-	2,242
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	5,923	(52)	-	-	-	-	-	-	5,871
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	138,848	4	(16,061)	-	-	-	-	-	122,791
Foreign corporate bonds	34,757	(852)	(362)	27,625	(13,906)	-	-	-	47,262
Securitized products	22,008	(530)	17	7,816	(6,249)	-	-	-	23,062
Financial assets designated to be measured at FVOCI
Equity securities	249,181	-	(31,996)	4,876	(757)	-	(1,629)	65,654	285,329
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	17,799	(1,153)	-	-	-	-	-	16,646
Contingent consideration	50,343	(3,329)	(1,197)	1,703	(22,913)	-	-	-	24,607
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	54,028	(1,069)	(2,046)	3,807	(5,927)	-	-	-	48,793

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed semi-annual consolidated statements of income.

*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the condensed semi-annual consolidated statements of comprehensive income.

*4

Previously, the amount of transfers was calculated by assuming that transfers between levels occurred at the beginning of each quarterly consolidated accounting period. However, from the interim consolidated accounting period of the fiscal year ending March 31, 2025, the calculation of the amount of transfers has been changed to assume that transfers between levels occurred at the beginning of the interim consolidated accounting period. The amount of transfers between levels for the interim consolidated accounting period of the fiscal year ended March 31, 2024 is also calculated assuming that transfers between levels occurred at the beginning of the interim consolidated accounting period.

*5	Certain financial assets were transferred from Level 3 because observable market data became available.
*6	The increase in equity securities designated to be measured at fair value through other comprehensive income is mainly due to a change in the scope of consolidation.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of September 30, 2023 and 2024 are as follows:

	Yen in millions
	Six months ended September 30
	2023	2024
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	314	(169)
Investment funds	3,538	(3,014)
Equity securities	638	(419)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	378	(52)
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	4	4
Foreign corporate bonds	993	(852)
Securitized products	1,349	(530)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	(17,799)
Contingent consideration	(39)	393
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	918	1,069

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed semi-annual consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2024 and September 30, 2024 are summarized as follows:

	Yen in millions
	March 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese corporate bonds	-	9,957	-	9,957	9,950
Foreign corporate bonds	-	3,413	-	3,413	3,386
Securitized products	-	-	378,389	378,389	378,736
Other	-	41	4,368	4,409	4,409
Housing loans in the banking business	-	-	3,634,011	3,634,011	3,574,468

Total assets	-	13,411	4,016,768	4,030,179	3,970,949

Liabilities:
Long-term debt including the current portion	-	1,606,340	78,935	1,685,275	1,704,102
Investment contract liabilities	-	59,578	-	59,578	60,392

Total liabilities	-	1,665,918	78,935	1,744,853	1,764,494

	Yen in millions
	September 30, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese corporate bonds	-	9,912	-	9,912	9,953
Foreign corporate bonds	-	2,895	-	2,895	2,880
Securitized products	-	-	354,683	354,683	354,428
Other	-	41	9,433	9,474	9,474
Housing loans in the banking business	-	-	3,773,720	3,773,720	3,766,596

Total assets	-	12,848	4,137,836	4,150,684	4,143,331

Liabilities:
Long-term debt including the current portion	-	1,559,765	77,531	1,637,296	1,657,835
Investment contract liabilities	-	61,762	-	61,762	62,986

Total liabilities	-	1,621,527	77,531	1,699,058	1,720,821

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

The fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

6.	Insurance contracts in the Financial Services segment

Changes	in liabilities for remaining coverage and liabilities for incurred claims

The tables below show the changes in liabilities for remaining coverage and liabilities for incurred claims for the six months ended September 30, 2023 and 2024.

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2023
Insurance contract assets *1	(93,283)	-	32,532	(60,751)
Insurance contract liabilities *2*3	12,331,738	51,840	126,452	12,510,030

Net carrying amounts	12,238,455	51,840	158,984	12,449,279

Insurance revenue	(286,427)	-	-	(286,427)
Insurance service expenses	58,272	(225)	134,539	192,586

Insurance service result	(228,155)	(225)	134,539	(93,841)
Insurance finance expenses (income)	(281,291)	2,507	(640)	(279,424)

Total amounts recognized in comprehensive income	(509,446)	2,282	133,899	(373,265)
Investment component excluded from insurance revenue and insurance service expenses	(410,803)	-	410,803	-
Cash flows	780,012	-	(536,090)	243,922
Other	(62)	(31)	(156)	(249)

Balance as of September 30, 2023
Insurance contract assets *1	(96,120)	-	32,525	(63,595)
Insurance contract liabilities *2*3	12,194,276	54,091	134,915	12,383,282

Net carrying amounts	12,098,156	54,091	167,440	12,319,687

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2024
Insurance contract assets *1	(90,377)	-	33,402	(56,975)
Insurance contract liabilities *2*3	12,900,023	55,333	138,983	13,094,339

Net carrying amounts	12,809,646	55,333	172,385	13,037,364

Insurance revenue	(309,232)	-	-	(309,232)
Insurance service expenses	64,741	983	150,153	215,877

Insurance service result	(244,491)	983	150,153	(93,355)
Insurance finance expenses (income)	(345,272)	(1,435)	(81)	(346,788)

Total amounts recognized in comprehensive income	(589,763)	(452)	150,072	(440,143)
Investment component excluded from insurance revenue and insurance service expenses	(487,612)	-	487,612	-
Cash flows	939,198	-	(631,460)	307,738
Other	(1,083)	1,187	(997)	(893)

Balance as of September 30, 2024
Insurance contract assets *1	(91,045)	1	34,990	(56,054)
Insurance contract liabilities *2*3	12,761,431	56,067	142,622	12,960,120

Net carrying amounts	12,670,386	56,068	177,612	12,904,066

*1	Insurance contract assets are included in other current assets or other non-current assets in the condensed semi-annual consolidated statements of financial position.
*2	The current portion of insurance contract liabilities is included in other current liabilities in the condensed semi-annual consolidated statements of financial position.
*3

As of April 1, 2023, September 30, 2023, April 1, 2024 and September 30, 2024, the carrying amount of the current portion of insurance contract liabilities was 145,057 million yen, 156,723 million yen, 162,344 million yen and 177,347 million yen, respectively, and the carrying amount of the non-current portion of insurance contract liabilities was 12,364,973 million yen, 12,226,559 million yen, 12,931,995 million yen and 12,782,773 million yen, respectively.

*4

Risk adjustment for non-financial risk of insurance contracts measured under the premium allocation approach is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

7.	Stockholders’ equity

(1)	Dividends

Dividends whose record date falls in the six months ended September 30, 2023 and 2024, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors November 9, 2023	Common stock	49,305	Retained earnings	40.00	September 30, 2023	December 5, 2023
Board of Directors November 7, 2024	Common stock	60,347	Retained earnings	50.00	September 30, 2024	December 5, 2024

Note:	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The dividend per share amount is the amount prior to the stock split.

(2)	Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the six months ended September 30, 2023 and 2024 are as follows:

	Yen in millions
	Balance at April 1, 2023	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at September 30, 2023
Changes in equity instruments measured at fair value through other comprehensive income	(9,152)	(18,004)	(1,538)	(28,694)
Changes in debt instruments measured at fair value through other comprehensive income	39,845	(695,972)	-	(656,127)
Cash flow hedges	18,413	(302)	-	18,111
Remeasurement of defined benefit pension plans	-	(452)	452	-
Exchange differences on translating foreign operations	513,203	360,792	-	873,995
Insurance finance income (expenses)	(1,183,634)	516,779	-	(666,855)
Share of other comprehensive income of investments accounted for using the equity method	6,563	4,455	(10)	11,008
Other	192	(342)	-	(150)

Total	(614,570)	166,954	(1,096)	(448,712)

	Yen in millions
	Balance at April 1, 2024	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at September 30, 2024
Changes in equity instruments measured at fair value through other comprehensive income	(75,292)	(17,112)	29,560	(62,844)
Changes in debt instruments measured at fair value through other comprehensive income	(664,791)	(215,586)	-	(880,377)
Cash flow hedges	19,765	(1,416)	-	18,349
Remeasurement of defined benefit pension plans	-	(835)	835	-
Exchange differences on translating foreign operations	952,693	(203,533)	-	749,160
Insurance finance income (expenses)	(620,238)	236,830	(8,738)	(392,146)
Share of other comprehensive income of investments accounted for using the equity method	11,891	(2,723)	-	9,168
Other	(91)	(76)	-	(167)

Total	(376,063)	(204,451)	21,657	(558,857)

8.	Revenue

For the breakdown of sales and financial services revenue by segments, product categories and geographies, refer to Note 4.

9.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the six months ended September 30, 2023 and 2024 is as follows:

	Yen in millions
	Six months ended September 30

	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	417,650	570,134

	Thousands of shares
	Six months ended September 30

	2023	2024
Weighted-average shares outstanding for basic EPS computation	6,169,576	6,075,284
Effect of dilutive securities:
Stock options	18,442	15,397
Restricted stock units	1,369	4,756

Weighted-average shares for diluted EPS computation	6,189,387	6,095,437

	Yen
	Six months ended September 30

	2023	2024
Basic EPS	67.70	93.84

Diluted EPS	67.48	93.53

 Notes:

1.

Potential shares of common stock which were excluded from the computation of diluted EPS for the six months ended September 30, 2023 and 2024 were 35,167 thousand shares and 42,081 thousand shares, respectively, which consisted of stock options.

2.

As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2024.

10.	Supplemental cash flow information

During the six months ended September 30, 2024, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

11.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2024 and September 30, 2024, the total unused portion of the lines of credit extended under these contracts was 50,965 million yen and 26,169 million yen, respectively.

(2)	Purchase commitments

Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2024 and September 30, 2024 amounted to 160,919 million yen and 148,574 million yen, respectively.

In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.

Purchase commitments in the Pictures segment as of March 31, 2024 and September 30, 2024 amounted to 188,592 million yen and 172,950 million yen, respectively. The major components of these are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years from the end of each period.

Purchase commitments in the Music segment as of March 31, 2024 and September 30, 2024 amounted to 272,297 million yen and 286,108 million yen, respectively. The major components of these are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within four years from the end of each period.

Purchase commitments in the G&NS segment as of March 31, 2024 and September 30, 2024 amounted to 33,436 million yen and 46,525 million yen, respectively. The major components of these are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within four years from the end of each period.

Sony has entered into purchase contracts for materials. As of March 31, 2024 and September 30, 2024, Sony has committed to make payments of 211,930 million yen and 184,714 million yen, respectively, under such contracts.

Sony has entered into long-term contracts for the use of certain IT services. As of September 30, 2024, Sony has committed to make payments of 278,100 million yen under such contracts.

(3)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2024 and September 30, 2024 amounted to 410 million yen and 157 million yen, respectively.

12.	Subsequent event

(Stock Split)

Sony Group Corporation approved the implementation of a stock split of its common stock as follows at the meeting of its Board of Directors held on May 14, 2024.

1. Method of Stock Split

Each share of Sony Group Corporation’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, was split into five (5) shares per share.

2. Number of shares increased by Stock Split

(i) Total number of issued shares before stock split:	1,248,619,589 shares
(ii) Number of shares increased by stock split:	4,994,478,356 shares
(iii) Total number of issued shares following stock split:	6,243,097,945 shares
(iv) Total number of authorized shares following stock split:	18,000,000,000 shares

3. Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

4. Partial Amendment to Articles of Incorporation

Sony Group Corporation amended its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

5. Impact on per share information

Refer to Note 9 of the Reconciliation of the differences between basic and diluted EPS.

(2) Other Information

i) Dividends declared

A year-end cash dividend

A year-end cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on May 14, 2024 as follows:

1. Total amount of year-end cash dividends:

54,965 million yen

2. Amount of year-end cash dividends per share:

45.00 yen

3. Payment date:

June 10, 2024

Notes:

1.

Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of March 31, 2024.

2.	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The dividend per share amount is the amount prior to the stock split.

An interim cash dividend

An interim cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on November 7, 2024 as follows:

1. Total amount of interim cash dividends:

60,347 million yen

2. Amount of interim cash dividends per share:

50.00 yen

3. Payment date:

December 5, 2024

Notes:

1.

Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of September 30, 2024.

2.	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The dividend per share amount is the amount prior to the stock split.

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 11. Purchase commitments, contingent liabilities and other”.